- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY
    The name of the subject company is Circon Corporation, a Delaware corporation (the "Company" or "Circon"), and the address of the principal executive offices of the Company is 6500 Hollister Avenue, Santa Barbara, California 93117. The title and the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER
    This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 2, 1996 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation ("USS"), relating to an offer by Purchaser to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"). According to the Schedule 14D-1, the principal executive offices of each of USS and the Purchaser are located at 150 Glover Avenue, Norwalk, Connecticut 06856.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

    (b) Certain information regarding contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Company's Notice for Annual Meeting of Stockholders and Proxy Statement dated July 12, 1996, relating to its 1996 Annual Meeting of Stockholders (the "Proxy"), under the headings "Board Compensation," "Remuneration of Officers" "Report of the Compensation Committee" and "Compensation Committee Interlocks and Insider Participation." A copy of each such section of the Proxy Statement is filed as Exhibit 1 to this statement and is incorporated herein by reference. Except as described herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, USS or their respective executive officers, directors or affiliates.

    Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

    In accordance with Delaware Law, Article Ninth of the Certificate of Incorporation of the Company, as amended, eliminates the personal liability of a directors of the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. A copy of Article Ninth is filed as Exhibit 2 to this statement and is incorporated by reference herein. Subject to certain limitations, Article V of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of Article V is filed as Exhibit 3 to this statement and is incorporated herein by reference. In addition, the Company has entered into indemnification agreements with its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the Company's Certificate of Incorporation. A copy of the form of such indemnification agreement is filed as Exhibit 4 to this statement and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) On August 1, 1996, Leon C. Hirsch, President and Chief Executive Officer of USS, advised Richard A. Auhll, President and Chief Executive Officer of the Company, that USS was commencing the Offer the next day. Neither Mr. Auhll, nor any other member of the Company's senior management or Board of Directors had any other prior notice of the Offer, nor were they aware of USS's intention to make the Offer.

    On August 5, 1996, the Company's Board of Directors (the "Board") convened a meeting, where the Board, with the assistance of senior management and Wilson Sonsini Goodrich & Rosati ("WSGR"), reviewed the Company's financial performance and the Offer, including its terms and conditions. The Board also discussed potential defensive measures in response to the Offer, including the implementation of a Stockholders Rights Plan. In addition, the Board decided to retain Bear, Stearns & Co. Inc. ("Bear Stearns") to serve as financial advisors to the Company and assist the Board in considering and analyzing the Offer.

    On August 8, 1996, the Board convened an additional meeting, where the Board continued its analysis of the Offer and the implementation of a Stockholders Rights Plan. The Board also reviewed the Company's financial performance, business strategy and strategic plan. The Board instructed management and the Company's financial advisors to continue examining the Company's strategic plan and to provide the Board with further analyses at the next Board meeting.

    On August 13, 1996, the Board held an additional meeting to finalize its review of the Offer and to make a recommendation in response to the Offer. In addition, the Board determined that the implementation of a Stockholders Rights Plan would be in the best interests of the Company and its stockholders. The Board unanimously approved the Stockholders Rights Plan previously furnished to the Board and instructed management to implement the Plan.

    At the August 13, 1996 meeting, the Board determined that the best means for providing value to its stockholders is for the Company to continue to pursue its strategic plan and not to be put up for sale at this time. The Board unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders. In particular, the Board determined that the Company's strategic plan offers the potential for greater long-term benefits for the Company's stockholders than the Offer based on, among other things, greater opportunities for business expansion, revenue and earnings growth, as well as benefits following the full integration of the business of Cabot Medical Corporation ("Cabot") into the Company.

    ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

    (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to the following:

        (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered the following:

        - The Company's reputation as a provider of quality products and services and its position in its industry as a technological leader and innovator.

        - The market share of the Company in the urology and gynecology markets and new products planned for introduction in the future.

        - The expected growth rates of the markets for urological and gynecological products and the product position of the Company in such markets.

        - The Company's long-term sales plan, including the effects of products under development and enhancements to current products.

        - The cost savings and growth impact of the Cabot acquisition which the Company expects to realize, including cost savings from programs already in process and those that are currently planned.

        - The historical trading price of the Company's Common Stock, including the Board's belief, based in part on the factors referred to above, that the trading price for the Company's Common Stock immediately prior to commencement of the Offer did not reflect the long-term value inherent in the Company. In this regard, the Board noted that the Offer represented a 23% discount from the highest closing price of the Common Stock during the 12-month period preceding the Offer.

        - The risks inherent in achieving the Company's business plan.

        (ii) The Company's prospects for future growth and profitability, based on the Company's strategic plan, the various strategic initiatives which have been implemented and investments that have been made over the past several years, including the acquisition of Cabot, and other opportunities that will be available in the future, the availability in the future of certain new products and enhancements to current products in various stages of development, and current conditions in the businesses in which the Company operates.

        (iii) The opinion of Bear Stearns to the effect that the consideration offered pursuant to the Offer is inadequate from a financial point of view to the stockholders of the Company (excluding USS and its affiliates). A copy of the written opinion of Bear Stearns which sets forth the assumptions made, matters considered and basis for their review is filed as Exhibit 7 hereto and incorporated herein by reference.

        (iv) The Board's commitment to protecting the best interests of the Company's stockholders.

        (v) The disruptive effect of the Offer on the Company's employees, suppliers and customers.

        (vi) The numerous conditions to which the Offer is subject.

    The Offer is conditioned upon, among other things, the acquisition of Shares pursuant to the Offer and the proposed merger following the Offer having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or the Purchaser being satisfied in its sole discretion that
Section 203 is otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the proposed merger. In light of the Board's decision discussed above, the Board has determined to take no action which would render Section 203 so inapplicable.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    (a) Pursuant to a letter agreement dated August 8, 1996 (the "Letter Agreement"), the Company engaged Bear Stearns to perform certain financial and advisory services in connection with the Offer. For such services the Company agreed to pay Bear Stearns a retainer fee of $175,000 as well as a fee of $300,000 for its fairness opinion requested by the Company, and an additional fee of $300,000 for any additional opinion with respect to a transaction that is approved by the Board (the $175,000 and both of the $300,000 fees are credited against the fees described below). If during the term of the

Letter Agreement the Company sells all or substantially all of its assets to, or an aggregate of 50% or more of the outstanding Common Stock is acquired by, any person or group of persons in one or a series of transactions, then the Company is obligated to pay Bear Stearns an amount equal to 1.0% of the Equity Consideration (as defined below) paid to the Company's stockholders. In addition, upon the occurrence, within one year following the date of termination of the Letter Agreement, of any event described in the foregoing sentence or the execution of an agreement with respect to such an event, if the event or agreement is with a third party who has made an Acquisition Proposal (as defined below) or who has been furnished non-public information by the Company or Bear Stearns, then the Company is obligated to pay Bear Stearns the fee described in the foregoing sentence.

    If the Company consummates a restructuring or recapitalization, then it shall pay Bear Stearns an additional fee of $1,500,000. If there is no Acquisition Proposal by August 8, 1997 (the "Termination Date"), the Company is obligated to pay Bear Stearns $1,500,000. If there is an Acquisition Proposal at the Termination Date, the Company may extend the Termination Date to August 8, 1998 (the "Extended Date") and remain responsible for paying any fees earned as described herein. Notwithstanding the foregoing, the Company may elect to pay Bear Stearns $1,500,000 regardless of whether there is an Acquisition Proposal at any time prior to the Termination Date or any Extended Date, in which event the Letter Agreement will terminate. The fee described in this paragraph is payable only once and will be deducted from any payments made pursuant to the fourth sentence of this Item 5(a).

    "Equity Consideration" means the consideration per share of Common Stock paid to the Company's stockholders multiplied by the number of shares of Common Stock outstanding on a fully diluted basis. Equity Consideration will be determined as if any acquisition described above were of 100% of the outstanding shares of Common Stock on a fully diluted basis; provided, however, in the event that the acquisition involves the sale of all or substantially all of the assets of the Company, then the Equity Consideration will equal the sum of (i) the total amount received by the Company upon consummation of the sale; and (ii) the total amount of the Company's indebtedness assumed by or otherwise transferred to the purchaser.

    "Acquisition Proposal" means (i) any tender or exchange offer which if consummated would result in any person beneficially owning 50% or more of the Company's securities ("Tender Offer"), or (ii) any publicly proposed or publicly disclosed proposal or offer relating to (A) any direct or indirect acquisition or purchase of 50% or more of either the Company's securities or the assets of the Company, (B) any Tender Offer or (C) any merger, consolidation or business combination involving the Company or (iii) any "solicitation" of "proxies" (as such terms are defined in Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) with respect to the voting of, or granting of a consent with respect to, any capital stock of the Company.

    Pursuant to the Letter Agreement, the Company agreed to indemnify Bear Stearns against all liability resulting from the performance of Bear Stearns' duties under such agreement, except for liability resulting from the gross negligence or willful misconduct of Bear Stearns. The Company has also agreed to reimburse Bear Stearns periodically for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their attorneys arising in connection with any matter referred to in the Letter Agreement.

    The Letter Agreement may be terminated at any time by either party thereto, in which event Bear Stearns will be entitled to any compensation earned by it up to the date of the termination or completion, including the reimbursement of all reasonable expenses incurred by Bear Stearns.

    (b) As a result of the Company's concern about the disruptive effects of the Offer on the Company's officers and other employees, the Company has retained the consulting firm of William M. Mercer, Incorporated to advise the Board and to evaluate the possibility of implementing an employee retention program.

    The Company also has retained The Abernathy/MacGregor Group Inc. as a public relations advisor in connection with the Offer and has retained Corporate Investor Communications, Inc. to assist the Company in connection with communications with stockholders and to provide other services in connection with the Offer. The Company will pay The Abernathy/MacGregor Group Inc. and Corporate Investor Communications, Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

    Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  PRESENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the Company's knowledge, no transaction in the Shares has been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the Company's knowledge, none of the Company's executive officers, directors, affiliates and subsidiaries presently intends to tender Shares which are held of record or beneficially owned by them pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) No negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    Notwithstanding the foregoing, the Board may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

    (b) Stockholders Rights Plan.

    At the direction of the Board, the Company declared a dividend distribution of one Right for each outstanding share of Common Stock, to stockholders of record on August 26, 1996, pursuant to the Preferred Shares Rights Agreement, dated August 14, 1996 (the "Rights Agreement"). A summary of the Rights Agreement is filed as Exhibit 8 to this statement, is incorporated herein by reference and a copy is attached hereto as Annex A.

    Other than as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED
    Not Applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   The "Board Compensation," "Remuneration of Officers," "Report of the
             Compensation Committee" and "Compensation Committee Interlocks and
             Insider Participation" sections of the Proxy
Exhibit 2   Article Ninth of Certificate of Incorporation, as amended
Exhibit 3   Article V of the Bylaws
Exhibit 4   Form of Indemnification Agreement
Exhibit 5*  Letter to Stockholders regarding Board's Recommendation
Exhibit 6   Press Release Announcing Board's Recommendation
Exhibit 7   Opinion of Bear, Stearns & Co. Inc.
Exhibit 8*  Summary of Stockholders Rights Plan
Exhibit 9   Press Release of the Company dated August 5, 1996

- ------------------------

    *   Included in copy mailed to stockholders

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1996                         CIRCON CORPORATION

                                               By: /s/ Richard A. Auhll
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                    ANNEX A
                                   SUMMARY OF
                            STOCKHOLDERS RIGHTS PLAN

                UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE
         PREFERRED SHARES RIGHTS AGREEMENT, DATED AS OF AUGUST 14, 1996
            (THE "RIGHTS AGREEMENT"), BETWEEN CIRCON CORPORATION AND
           CHASEMELLON SHAREHOLDER SERVICES, L.L.C., AS RIGHTS AGENT,
             RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR
             BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS
                AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL
            BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

                                                  SUMMARY OF RIGHTS
                                                  ---------------------------------------------------------------
Distribution and
Transfer of Rights;
Rights Certificate:                               The Board of Directors has declared a dividend of one Right for each share of Circon Common Stock outstanding as of August 26,
                                                   1996. Prior to the Distribution Date referred to below, the
                                                   Rights will be evidenced by and trade with the certificates for the Common Stock. After the Distribution Date, Circon
                                                   Corporation (the "COMPANY") will mail Rights certificates to the Company's stockholders and the Rights will become
                                                   transferable apart from the Common Stock.
Distribution Date:                                Rights will separate from the Common Stock and become
                                                   exercisable following the (a) tenth day (or such later date as may be determined by a majority of the Directors not
                                                   affiliated with the acquiring person or group (the "CONTINUING
                                                   DIRECTORS")) after a person or group acquires beneficial
                                                   ownership of 15% or more of the Company's Common Stock or (b)
                                                   the tenth business day (or such later date as may be
                                                   determined by the Continuing Directors) after a person or
                                                   group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15%
                                                   or more of the Company's Common Stock, provided that with
                                                   respect to the tender offer by USS Acquisition Corp., a
                                                   wholly-owned subsidiary of United States Surgical Corporation for all outstanding shares of Common Stock of the Company as set forth in the Schedule 14D-1 filed with the Securities and
                                                   Exchange Commission on or about August 2, 1996, the Rights will separate and become exercisable only at such date as is determined by action of a majority of the Continuing
                                                   Directors.

                                                  SUMMARY OF RIGHTS
                                                  ---------------------------------------------------------------
Preferred Stock
Purchasable Upon
Exercise of Rights:                               After the Distribution Date, each Right will entitle the holder to purchase, for $70.00, a fraction of a share of the
                                                   Company's Preferred Stock with economic terms similar to that of one share of the Company's Common Stock.
Flip-In:                                          If an acquiror obtains 15% or more of the Company's Common
                                                   Stock, thereby becoming an "ACQUIRING PERSON", THEN each Right
                                                   (other than Rights owned by an Acquiring Person or its
                                                   affiliates) will entitle the holder thereof to purchase, for the exercise price, a number of shares of the Company's Common
                                                   Stock having a then current market value of twice the exercise price.
Flip-Over:                                        If, after an acquiror obtains 15% or more of the Company's
                                                   Common Stock, (a) the Company merges into another entity, (b)
                                                   an acquiring entity merges into the Company or (c) the Company sells more than 50% of the Company's assets or earning power,
                                                   THEN each Right (other than Rights owned by an Acquiring
                                                   Person or its affiliates) will entitle the holder thereof to purchase, for the exercise price, a number of shares of Common
                                                   Stock of the person engaging in the transaction having a then current market value of twice the exercise price.
Exchange Provision:                               At any time after an event triggering the flip-in or flip-over rights and prior to the acquisition by the Acquiring Person of
                                                   50% or more of the outstanding Common Stock, the Board of
                                                   Directors of the Company may exchange the Rights (other than
                                                   Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per
                                                   Right (subject to adjustment).
Redemption of
the Rights:                                       Rights will be redeemable at the Company's option for $0.01 per
                                                   Right at any time on or prior to the tenth day (or such later date as may be determined by a majority of the Continuing
                                                   Directors) after public announcement that a person has
                                                   acquired beneficial ownership of 15% or more of the Company's
                                                   Common Stock (the "SHARES ACQUISITION DATE").
Expiration of
the Rights:                                       The Rights expire on the earliest of (a) August 14, 2006 or (b)
                                                   exchange or redemption of the Rights as described above.

                                                  SUMMARY OF RIGHTS
                                                  ---------------------------------------------------------------
Amendment of
Terms of Rights:                                  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the date when an acquiror obtains 15% or more of the
                                                   Company's Common Stock; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).
Voting Rights:                                    Rights will not have any voting rights.
Anti-Dilution
Provisions:                                       Rights will have the benefit of certain customary anti-dilution provisions.
Taxes:                                            The Rights distribution should not be taxable for federal
                                                   income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights,
                                                   stockholders may recognize taxable income.

    The foregoing is a summary of certain principal terms of the Stockholders Rights Plan only and is qualified in its entirety by reference to the detailed terms of the Rights Agreement dated as of August 14, 1996 between the Company and the Rights Agent, which are incorporated herein by reference.